Exhibit 21.1

SIGNIFICANT SUBSIDIARIES

KIMCO CAPITAL CORP.	42-1530539
KIMCO LATIN AMERICA CORPORATION	26-142313
KRC MEXICO ACQUISITION, LLC	74-324284
KRC LATIN AMERICAN HOLDINGS, LP	98-0558416
KIMEX INDUSTRIAL, INC.	20-3143497